# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMG Pantheon Infrastructure Fund, LLC, CIK 0002046200
CUSIP: 03116R105
Title of class of securities: Class S units of beneficial interest
Address of issuer's principal executive offices: 680 Washington Blvd., Suite 500, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002097963

## Reporting persons
- BlueArc Capital Management, LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,613,598.95; sole dispositive power 0; shared dispositive power 8,613,598.95; aggregate amount beneficially owned 8,613,598.95 (19.2% of the class)
- BlueArc Core Alternatives Management, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,613,598.95; sole dispositive power 0; shared dispositive power 8,613,598.95; aggregate amount beneficially owned 8,613,598.95 (19.2% of the class)
- Pantheon Infrastructure (QP), a series of BlueArc Core Alternatives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,661,793.32; sole dispositive power 0; shared dispositive power 6,661,793.32; aggregate amount beneficially owned 6,661,793.32 (14.9% of the class)
- Pantheon Infrastructure (QP) (TE Onshore), a series of BlueArc Core Alternatives, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,951,805.63; sole dispositive power 0; shared dispositive power 1,951,805.63; aggregate amount beneficially owned 1,951,805.63 (4.4% of the class)
- Ronald Zazworsky, Jr.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,613,598.95; sole dispositive power 0; shared dispositive power 8,613,598.95; aggregate amount beneficially owned 8,613,598.95 (19.2% of the class)

## Item 1. Issuer
Name of issuer: AMG Pantheon Infrastructure Fund, LLC
Address of issuer's principal executive offices: 680 Washington Blvd., Suite 500, Stamford, CT 06901

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by (i) Pantheon Infrastructure (QP), a series of BlueArc Core Alternatives, LLC (ii) Pantheon Infrastructure (QP) (TE Onshore), a series of BlueArc Core Alternatives, LLC (together with Pantheon Infrastructure (QP), the "Funds"), (iii) BlueArc Core Alternatives Management, LLC, the managing member of BlueArc Core Alternatives, LLC, (iv) BlueArc Capital Management, LLC, the sole member of BlueArc Core Alternatives Management, LLC and the Funds' investment adviser, and (v) Ronald Zazworsky, Jr., the managing director of the Funds and the Chief Executive Officer of BlueArc Core Alternatives Management, LLC and BlueArc Capital Management, LLC (collectively with the Funds, BlueArc Core Alternatives Management, LLC, and BlueArc Capital Management, LLC, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is One Buckhead Plaza, 3060 Peachtree Road, Suite 1120, Atlanta, GA 30305.
Citizenship: Each of the Funds is a series of a Delaware limited liability company. BlueArc Core Alternatives Management, LLC and BlueArc Capital Management, LLC are Delaware limited liability companies. Mr. Zazworsky is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons beneficially own the following shares of Class S units of beneficial interest ("Class S Units") of AMG Pantheon Infrastructure Fund, LLC (the "Issuer"):

(i) BlueArc Capital Management, LLC: 8,613,598.95
(ii) BlueArc Core Alternatives Management, LLC: 8,613,598.95
(iii) Pantheon Infrastructure (QP): 6,661,793.32
(iv) Pantheon Infrastructure (QP) (TE Onshore): 1,951,805.63
(v) Ronald Zazworsky, Jr.: 8,613,598.95

Notwithstanding the inclusion of any security in this Schedule 13G, each of the Reporting Persons expressly disclaims beneficial ownership of any security reported herein, except to the extent of its or his pecuniary interest therein, if any.
Percent of class:
The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G, are based on a total of 44,798,857.61 shares of Issuer Class S Units outstanding as of June 30, 2026, as confirmed by the Issuer on August 21, 2026.

(i) BlueArc Capital Management, LLC: 19.23%
(ii) BlueArc Core Alternatives Management, LLC: 19.23%
(iii) Pantheon Infrastructure (QP): 14.87%
(iv) Pantheon Infrastructure (QP) (TE Onshore): 4.36%
(v) Ronald Zazworsky, Jr.: 19.23%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
(i) BlueArc Capital Management, LLC: 8,613,598.95
(ii) BlueArc Core Alternatives Management, LLC: 8,613,598.95
(iii) Pantheon Infrastructure (QP): 6,661,793.32
(iv) Pantheon Infrastructure (QP) (TE Onshore): 1,951,805.63
(v) Ronald Zazworsky, Jr.: 8,613,598.95
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
(i) BlueArc Capital Management, LLC: 8,613,598.95
(ii) BlueArc Core Alternatives Management, LLC: 8,613,598.95
(iii) Pantheon Infrastructure (QP): 6,661,793.32
(iv) Pantheon Infrastructure (QP) (TE Onshore): 1,951,805.63
(v) Ronald Zazworsky, Jr.: 8,613,598.95

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated September 2, 2026, by and among the reporting persons, incorporated herein by reference to the Joint Filing Agreement attached as an exhibit to the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on September 2, 2026 (https://www.sec.gov/Archives/edgar/data/2046200/000110465926104565/tm2624216d1_ex99-1.htm).

## Signatures
- BlueArc Capital Management, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer (09/02/2026)
- BlueArc Core Alternatives Management, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer (09/02/2026)
- Pantheon Infrastructure (QP), a series of BlueArc Core Alternatives, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer of BlueArc Core Alternatives Management, LLC, its managing member (09/02/2026)
- Pantheon Infrastructure (QP) (TE Onshore), a series of BlueArc Core Alternatives, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer of BlueArc Core Alternatives Management, LLC, its managing member (09/02/2026)
- Ronald Zazworsky, Jr.: /s/ Ronald Zazworsky, Jr., Ronald Zazworsky, Jr. (09/02/2026)